UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7 )

PIMCO Municipal Income Fund II

(Name of Issuer)

Auction Preferred Stock

(Title of Class of Securities)

72200W205

72200W304

72200W403

72200W502

72200W601

(CUSIP Number)

November 22, 2022**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d–1(b)

☐	Rule 13d–1(c)

☐	Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	The event triggering notification is the transfer of the ARPS by the former holder, UBS Securities LLC, to UBS Real Estate, Inc. on November 22, 2022.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72200W205, 72200W304, 72200W403, 72200W502, 72200W601

(1)

  Names of reporting persons

UBS Group AG, for the benefit and on behalf of UBS Securities LLC and UBS Financial Services Inc., two-wholly owned subsidiaries of UBS AG to which UBS AG has delegated portions of its performance obligations with respect to the Auction Rate Securities Rights issued by UBS AG to certain clients and pursuant to which the securities reported herein have been purchased from such clients, and UBS Real Estate, Inc. (“Resi”), a wholly-owned subsidiary of UBS AG.

(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Switzerland

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 9’288***
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 9’288***

(9)	Aggregate amount beneficially owned by each reporting person 9’288***
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 77.85%****
(12)	Type of reporting person (see instructions) BK

***	These amounts reflect UBS Group AG’s combined holdings in the series of auction preferred stock of the issuer identified by the CUSIP number(s) set forth on the cover page of this Schedule 13G.
****

This calculation reflects a fraction the numerator of which is the total set forth in Item 9 of this cover page and the denominator of which is the aggregate amount of auction preferred stock of all series identified in Item 2(e) of this Schedule 13G, which latter amount is treated herein as a single class of securities.

SCHEDULE 13G	Page ___ of ___

Item 1(a) Name of issuer: PIMCO Municipal Income Fund II

Item 1(b) Address of issuer’s principal executive offices:

PIMCO Municipal Income Fund II

1633 Broadway

New York, NY 10019

2(a) Name of person filing:

UBS Group AG

2(b) Address or principal business office or, if none, residence:

UBS Group AG

Bahnhofstrasse 45

PO Box CH-8021

Zurich, Switzerland

2(c) Citizenship:

Switzerland

2(d) Title of class of securities:

Auction Preferred Stock

2(e) CUSIP No.:

72200W205

72200W304

72200W403

72200W502

72200W601

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

Items 5-11 of the cover page and Item 2(e) above are incorporated by reference in our response to this Item 4.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See the final sentence in Item 7 below, which is incorporated by referenced into this Item 6.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This statement on Schedule 13G is being filed by UBS Group AG, for the benefit and on behalf of UBS Securities LLC and UBS Financial Services Inc., two-wholly owned subsidiaries of UBS AG to which UBS AG has delegated portions of its performance obligations with respect to the Auction Rate Securities Rights issued by UBS AG to certain clients and pursuant to which the securities reported herein have been purchased from such clients, and UBS Real Estate, Inc. (“Resi”), a wholly-owned subsidiary of UBS AG. The former holder of the ARPS, UBS Securities LLC, transferred the ARPS to Resi on November 22, 2022. In connection with a Tender Option Bond financing, Resi has deposited the ARPS into a custodial arrangement with a third party custodian whereby it retains certain rights in the ARPS, and the ARPS are also subject to a voting trust agreement by and among UBS Securities LLC, a third party voting trustee, and an independent voting consultant.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/03/2023	Signature:	/s/ Andrew Johnson
	Name:	Andrew Johnson
	Title:	Associate Director

Date: 02/03/2023	Signature:	/s/ Jignesh Doshi
	Name:	Jignesh Doshi
	Title:	Managing Director